FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 26, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Audited Financial Statements for the year ended December 31, 2003 Schedule "A"

Exhibit 2

Management Discussion and Analysis for the year ended December 31, 2003 Schedules "B" and "C"

Exhibit 3

President's Report to Shareholders 2003

Exhibit 4

Notice of Annual General Meeting to be held May 31, 2004.

Exhibit 5

Information Circular to the AGM May 31, 2004 and shareholder return card

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:"Bedo H. Kalpakian"

(Signature)

Chairman & Director

Date: April 26, 2004

Exhibit 1

YEAR END AND QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

    X      SCHEDULE A

____    SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Las Vegas From Home.com Entertainment Inc.

FOR THE YEAR ENDED:  December 31, 2003

DATE OF REPORT:   April 21, 2003

ISSUER ADDRESS:  6th Floor, 1199 West Hastings Street, Vancouver, BC  V6E 3T5

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-0204

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:  Chairman         CONTACT TEL. NO:

(604) 681-0204

CONTACT EMAIL ADDRESS:  bedo@lvfh.com

WEBSITE ADDRESS:  www.lvfh.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

"BEDO H. KALPAKIAN"

2004/04/21

NAME OF DIRECTOR

SIGN (TYPED)

                 DATE SIGNED (YY/MM/DD)

NEIL SPELLMAN

"NEIL SPELLMAN

2004/04/21

NAME OF DIRECTOR

SIGN (TYPED)

                 DATE SIGNED (YY/MM/DD)

LAS VEGAS FROM HOME.COM

  ENTERTAINMENT INC.

Consolidated Financial Statements

December 31, 2003 and 2002

INDEX

Page

Consolidated Financial Statements

Report of Independent Chartered Accountants

1

Consolidated Balance Sheets

2

Consolidated Statements of Operations and Deficit

3

Consolidated Statements of Cash Flows

4

Notes to Consolidated Financial Statements

5-21

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements for the year ended December 31, 2001 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 1, 2002.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the two years then ended in conformity with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles in the United States of America and are discussed in note 12 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 5, 2004

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 1 to the consolidated financial statements.  Our report to the shareholders dated March 5, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

March 5, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

December 31

	2003	2002

Assets

Current
Cash and term deposits	$0	$19,294
Marketable securities	17,374	0
Accounts receivable	179,133	93,851
Prepaids and security deposits	85,041	4,595
	281,548	117,740
Due from Related Party (note 9)	140,832	0
Interest in Mineral Property (note 5)	0	1
Property and Equipment (note 6)	238,655	227,459

Total Assets	$661,035	$345,200

Liabilities

Current
Bank indebtedness	$3,300	$0
Accounts payable and accrued liabilities	405,608	328,090
Due to related parties (note 9)	7,981	102,119
Obligation under capital lease (note 7)	19,389	0
	436,278	430,209
Obligation under Capital Lease (note 7)	20,303	0

	456,581	430,209

Stockholders' Equity (Deficiency)

Capital Stock (note 8)	14,113,569	12,343,788
Contributed Surplus (note 8(e))	314,433	0
Deficit	(14,223,548)	(12,428,797)

	204,454	(85,009)

Total Stockholders' Equity and Liabilities	$661,035	$345,200

Commitments (note11)

.....................................................................  Director

Bedo H. Kalpakian

.....................................................................  Director

Neil Spellman

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Years Ended December 31

	2003	2002	2001

Interest Income	$1,997	$9,776	$20,087
Revenue	1,380,427	375,608	0
	1,382,424	385,384	20,087
Expenses
Salaries and benefits	1,130,199	828,290	381,145
Advertising and promotion	771,813	346,736	67,204
Rent	255,702	112,886	123,031
Consulting and professional fees	227,138	109,084	80,828
Management fees (note 9)	180,000	180,000	180,000
Travel, meals and entertainment	163,834	184,581	266,742
Legal, accounting and audit	133,947	188,293	90,287
Office	83,323	83,455	62,450
Technical consulting	59,701	272,698	197,299
Bank charges, interest and foreign
exchange	34,278	26,644	29,494
Telephone	27,704	25,484	97,651
License fee	26,755	41,250	56,775
Shareholder communication	11,150	5,641	3,172
Regulatory and transfer agent fees	6,891	12,270	23,587
Repairs and maintenance	0	7,018	0
Donation	0	2,100	0
Recovery on software development
(note 9(a))	0	(200,000)	0
Amortization	71,677	67,188	46,534
	3,184,112	2,293,618	1,706,199
Loss Before Other Items	(1,801,688)	(1,908,234)	(1,686,112)
Other Items
Gain on sale of investments	6,502	0	0
Gain (loss) on disposal of property
and equipment	435	(39,575)	114
Recovery (provision) for loans
receivable	0	156,470	(181,677)
Write-down of software	0	(166,023)	(239,196)
Gain on settlement of debt	0	200,000	0
Interest income on debt settlement	0	15,000	0
	6,937	165,872	(420,759)
Net Loss	(1,794,751)	(1,742,362)	(2,106,871)
Deficit, Beginning of Year	(12,428,797)	(10,686,435)	(8,579,564)

Deficit, End of Year	$(14,223,548)	$(12,428,797)	$(10,686,435)
Net Loss Per Share	$ (0.04)	$ (0.05)	$ (0.10)
Weighted Average Number of
Common Shares	42,579,518	34,176,428	21,184,593

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Years Ended December 31

	2003	2002	2001

Operating Activities
Net loss	$(1,794,751)	$(1,742,362)	$(2,106,871)
Items not involving cash
Amortization	71,677	67,188	46,534
Stock-based compensation	314,433	0	0
Gain on sale of investments	(6,502)	0	0
Loss (gain) on disposal of property and equipment	(435)	39,575	(114)
(Recovery) provision for loans receivable	0	(156,470)	181,677
Write-down of software	0	166,023	239,196
Gain on settlement of debt	0	(200,000)	0
Operating Cash Flow	(1,415,578)	(1,826,046)	(1,639,578)
Change in Non-Cash Working Capital
Accounts receivable	(85,282)	(66,119)	(18,242)
Prepaids and security deposits	(80,446)	60,105	12,787
Due from related party	(140,832)	26,180	(96,029)
Accounts payable and accrued liabilities	77,518	115,134	66,083
Due to related parties	(94,138)	88,532	6,570
	(323,180)	223,832	(28,831)
Cash Used in Operating Activities	(1,738,758)	(1,602,214)	(1,668,409)
Financing Activities
Common shares issued, net of issue costs	1,769,781	1,542,400	1,531,804
Capital subscriptions	0	0	150,000
Loan payable	0	0	200,000
Loan receivable	0	0	(1,623)
Repayment of capital lease	(8,403)	0	(12,576)
Cash Provided by Financing Activities	1,761,378	1,542,400	1,867,605
Investing Activities
Proceeds on sale of marketable securities	30,864	0	0
Purchase of marketable securities	(34,553)	0	0
Proceeds on disposal of property and equipment	1,650	1,353	1,605
Purchase of property and equipment	(43,175)	(41,517)	(256,718)
Cash Used in Investing Activities	(45,214)	(40,164)	(255,113)

Outflow of Cash	(22,594)	(99,978)	(55,917)
Cash and Term Deposits, Beginning of Year	19,294	119,272	175,189

Cash and Term Deposits (Bank Indebtedness),
End of Year	$(3,300)	$19,294	$119,272

Supplementary Information
Interest paid	$21,496	$0	$0

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

1.

NATURE OF OPERATIONS AND GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company was previously involved in the exploration of mineral properties.  During 2003, the Company decided to write down its remaining mineral property to $0 (note 5) as it is no longer pursuing this activity.

The Company and its Antiguan subsidiary Action Poker Gaming Inc. ("Action") are in the business of developing and marketing software for online multiplayer interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawakee Mohawk Reserve ("Kahnawakee") in Canada.

Kahnawakee has reserve status in Canada, and has its own regulations and laws concerning interactive gaming.  These regulations allow the Kahnawakee Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet.  The law in Kahnawakee regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawakee Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk for the period commencing November 1, 2002 and ending October 31, 2004 (note 11(a)).

The gaming and entertainment operations are carried on by the Company's Antiguan subsidiary.  Due to the nature of Internet gaming and payment by credit card the subsidiary cannot verify whether the customers are of a lawful age.  The expected principal revenues of the Company's Antiguan subsidiary will be from collecting rakes, licensing fees and royalties.  The subsidiary operates as an Internet host of card games and collects a fee as host (rake) and does not participate in the actual card games.

Although management believes that the conduct of Internet gaming related activities by its Antiguan  subsidiary represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

1.

NATURE OF OPERATIONS AND GOING CONCERN (Continued)

The Company has incurred significant operating losses over the past three fiscal years.  In addition, the Company must raise significant capital to develop its business and to fund operation costs.  It is not certain that the Company will be successful in its efforts to raise the  required capital to continue its operations uninterruptedly.  Management's efforts are directed at reducing overhead costs, increasing revenues and pursuing opportunities of merit for the Company.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the "going concern" assumption used in preparing these financial statements.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars.  As described in note 12, these principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas from Home.com Entertainment Inc., and its wholly-owned subsidiary Action Poker Gaming Inc.  The Company's other subsidiaries Touchdown Inc.,  Endzone Inc., G.T. Enterprises Inc. and Azat Investment LLC were dissolved in 2003.  All inter-company balances and transactions have been eliminated.

(b)

Mineral properties

Mineral properties are recorded at cost.  The costs relating to a property abandoned were written off when the decision to abandon was made.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Amortization

Amortization of property and equipment is calculated on the following bases and annual rates:

Software and development costs

-  30% Declining balance

Computer equipment

-  30% Declining balance

Software development costs are capitalized once technical feasibility has been established and a market has been identified.  Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released or pro-rata based upon future revenue projection, whichever creates the greatest amortization expense.

(d)

Stock-based compensation plans

Effective January 2002, the Company adopted the new C.I.C.A. Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(e)

Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licences and contracts as the services are rendered, when collectibility is assured and no future obligation exists.  Revenues are earned from licensees based on rake splits established in licensee contracts and can vary depending on the licensee.

Allowances for non-collection of revenues are made when collectibility becomes uncertain.

(f)

Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

(h)

Net loss per share

Net loss per share is calculated using the weighted average number of shares outstanding.  The dilutive effect of options and warrants is not reflected in loss per share for 2003, 2002 and 2001 as the effect would be anti-dilutive.

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

4.

FINANCIAL INSTRUMENTS

(i)

Fair value

The carrying value of cash and term deposits, marketable securities, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risk on accounts receivable is minimized by the Company's large customer base.  The Company monitors its exposure to credit risk for accounts receivable.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

4.

FINANCIAL INSTRUMENTS (Continued)

(iv)

Translation risk

The Company translates the results of foreign operations into Canadian currency using  approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

5.

MINERAL PROPERTIES

	2003	2002

Pike County, United States of America
Acquisition cost, net of proceeds	$0	$1

During 1992, the Company purchased several mineral properties located in Pike County, Arkansas, USA.  During 1999, the Company sold a portion of the mineral properties and wrote down the remaining mineral property to $1.  During 2003, the Company wrote down the mineral property to $0.

6.

PROPERTY AND EQUIPMENT

	2003
		Accumulated	Net
	Cost	Amortization	Book Value

Software and development costs	$180,901	$(72,360)	$108,541
Computer equipment	130,970	(40,034)	90,936
Computer equipment under capital lease	46,092	(6,914)	39,178

	$357,963	$(119,308)	$238,655

	2002
		Accumulated	Net
	Cost	Amortization	Book Value

Software and development costs	$180,901	$(36,180)	$144,721
Computer equipment	94,471	(11,733)	82,738

	$275,372	$(47,913)	$227,459

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

6.

PROPERTY AND EQUIPMENT (Continued)

During 2000, the Company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive games.  The software was at a stage where it could be played for fun money when various disputes arose between the Company and the software developer during 2001.  As a result, the development of the software was halted.  During 2001, the Company wrote down the software by $156,724 and, during 2002 the Company wrote off the remaining $166,023.  The Company commenced legal action against the Software Developer seeking re-payment of a promissory note due to the Company for $25,000 plus interest.  Subsequently, the Company and two Directors were named defendants in a counterclaim for damages totalling $307,944.  On July 25, 2003, the parties to these lawsuits settled all their differences by entering into an amicable out of court settlement and as a result, these lawsuits were dismissed by consent.

During 2001, the Company commenced developing its own multi-player interactive card games software.  The amount of $180,901 has been capitalized under software and development costs.  Amortization commenced in 2002 as the software was commercially released during the year.

7.

OBLIGATION UNDER CAPITAL LEASE

The following is the schedule of future minimum lease payments under capital lease:

2004	$19,389
2005	19,389
2006	16,279

Total minimum lease payments	55,057
Less: Amount representing interest and executory costs	15,365

Present value of net minimum lease payments	39,692
Less: Current portion	19,389

Obligation under capital lease	$20,303

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK

(a)

Authorized

  100,000,000

Common shares without par value

    5,000,000

Preferred shares

(b)

Issued

	Number
	of Shares	Amount

Balance, December 31, 2000	12,609,236	$9,269,584
Exercise of warrants for cash	341,125	60,257
Private placements
Net proceeds	11,737,392	1,611,261
Finder's fees	66,667	(139,714)

Balance, December 31, 2001	24,754,420	10,801,388
Exercise of warrants for cash	1,311,066	199,800
Private placements
Net proceeds	9,038,000	1,372,600
Finder's fees	3,000,000	(30,000)

Balance, December 31, 2002	38,103,486	12,343,788
Exercise of stock options for cash	1,929,814	199,785
Private placements
Net proceeds	11,999,970	1,569,996

Balance, December 31, 2003	52,033,270	$14,113,569

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

During 2003, the Company closed non-brokered private placements with a related company, certain directors of the Company and individuals for a total number of 11,999,970 common shares at prices ranging from $0.10 to $0.15 per share, for net proceeds of $1,569,996.

During 2002, the Company closed non-brokered private placements with certain directors of the Company and individuals for a total number of 12,038,000 units of the Company's securities at prices ranging from $0.10 to $0.20 per unit, for net proceeds of $1,342,600.  Of the units issued, 1,688,000 units consisted of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at an exercise price of $0.35 per common share in the first year and $0.70 per common share in the second year.

During 2002, the Company issued 1,311,066 common shares of the Company to certain directors of the Company and certain individuals as a result of the exercising of warrants from $0.14 to $0.16 per warrant for total proceeds of $199,800.

(d)

Warrants

At December 31, 2003, the following warrants are outstanding.  Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common shares with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2003	2002

March 5, 2003	$ 0.16	0	100,000
March 20, 2003	$ 0.15	0	25,000
April 24, 2003	$ 0.14	0	614,114
May 9, 2003	$ 0.14	0	2,475,000
June 1, 2003	$ 0.40	0	875,000
June 4, 2003	$ 0.40	0	920,000
June 22, 2003	$ 0.25 to $ 0.40	0	2,075,000
June 28, 2003	$ 0.40	0	125,000
July 13, 2003	$ 0.40	0	875,000
September 17, 2003	$ 0.25	0	2,000,000
January 9, 2004	$ 0.35 or $ 0.70	955,000	955,000
February 8, 2004	$ 0.35 or $ 0.70	733,000	733,000

Total warrants outstanding		1,688,000	11,772,114

The warrants with expiry dates of January 9, 2004 and February 8, 2004 have expired subsequent to year-end.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

(e)

Stock options

From time to time the Company grants stock options to employees and directors pursuant to the rules and regulations of the TSX Venture Exchange ("TSX").  During 2002, the Company adopted an incentive stock option plan ("the 2002 Plan") under which the Company may issue 3,810,349 stock options to acquire common shares in the capital of the Company as an incentive to officers, directors, employees management company employees and consultants who can contribute to the success of the Company.  In addition to the 2002 Plan, the Company's shareholders adopted and approved the Company's 2003 Stock Option Plan (the "2003 Plan") under which the Company may reserve up to 10% of its issued and outstanding share capital for issuance under the Company's stock option plan on a "rolling" basis, meaning the 10% limit is calculated from time to time whenever an option is granted and is based on the number of the then issued and outstanding common shares.  The 2003 Plan has received TSX approval.  The following summarizes the employee, director and consultant stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2003, 2002 and 2001.

	Number	Exercise
Expiry Date	of Shares	Price

Balance, December 31, 2000	1,219,001	$ 0.20 to $ 0.45
Year ended December 31, 2001
Options granted	1,755,002	$ 0.14 to $ 0.40
Options cancelled	(365,045)	$ 0.14 to $ 0.20
Options expired	(137,516)	$ 0.40 to $ 0.75

Balance, December 31, 2001	2,471,442	$ 0.14 to $ 0.75
Year ended December 31, 2002
Options granted	2,746,907	$ 0.10 to $ 0.11
Options cancelled	(1,608,000)	$ 0.11 to $ 0.36

Balance, December 31, 2002	3,610,349	$ 0.10 to $ 0.36
Year ended December 31, 2003
Options granted	2,920,349	$ 0.11 to $ 0.22
Options cancelled	(516,178)	$ 0.10 to $ 0.36
Options exercised	(1,929,814)	$ 0.10 to $ 0.36
Options expired	(1,146,357)	$ 0.10 to $ 0.11

Balance, December 31, 2003	2,938,349	$ 0.11 to $ 0.36

Stock options that were priced between $0.76 to $1.49 per share were re-priced to $0.36 per share during 2000.

During 2002, stock options totalling 1,275,890 granted between September 20, 1999 to September 4, 2001 priced between $0.20 to $1.49 per share were re-priced to $0.11 per share.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

(e)

Stock options (Continued)

At December 31, 2003 and 2002, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	Exercise	Number of Shares
Expiry Date	Price	2003	2002

August 5, 2004	$ 0.36	25,000	0
September 10, 2004	$ 0.36	0	50,000
March 10, 2005	$ 0.11	0	156,176
August 4, 2005	$ 0.11	0	185,000
September 25, 2002	$ 0.11	0	171,264
November 16, 2005	$ 0.11	0	131,000
March 23, 2006	$ 0.15	25,000	25,000
May 3, 2003	$ 0.11 to $ 0.23	0	46,178
June 4, 2003	$ 0.11 to $ 0.24	0	32,450
July 10, 2003	$ 0.11 to $ 0.20	0	100,000
December 7, 2003	$ 0.10 to $ 0.22	0	166,374
May 17, 2003	$ 0.11	0	963,907
November 4, 2003	$ 0.10	0	1,583,000
September 25, 2004	$ 0.11	993,000	0
October 10, 2004	$ 0.11	25,000	0
October 28, 2004	$ 0.22	1,870,349	0

Total stock options
outstanding		2,938,349	3,610,349

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

(e)

Stock options

The Company applies the Intrinsic Value Method in accounting for its stock options granted to employees, and accordingly in 2003, compensation expense of $143,128 (2002 - $0; 2001 - $0) was recognized as salaries expense.  The Company applies the Fair Value Method in accounting for its stock options granted to consultants, and accordingly, compensation expense of $171,305 (2002 - $0; 2001 - $0) was recognized as consulting expense.  The total amount in 2003 of $314,433 (2002 - $0; 2001 - $0) is reflected as contributed surplus on the consolidated balance sheets.

Had compensation expense for stock options granted to employees been determined under the fair value method using the Black-Scholes option - pricing model, the pro-forma effect on the Company's net loss and per share amounts would have been as follows:

	2003	2002

Net loss, as reported	$(1,794,751)	$(1,742,362)
Recognized under intrinsic
value, as reported	143,128	0
Unrecognized fair value	(357,152)	(90,610)

Net loss, pro-forma	$(2,008,775)	$(1,832,972)

Net loss per share, as reported	$ (0.04)	$ (0.05)
Net loss per share, pro-forma	$ (0.05)	$ (0.05)

The fair value of each option grant is calculated using the following weighted average assumptions:

	2003	2002

Expected life (years)	1	1
Interest rate	3.00%	2.75%
Volatility	188.13%	78.19%
Dividend yield	0.00%	0.00%

Certain options were variable options as they were re-priced during 2002, all of which were cancelled, exercised or expired during the year.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

9.

RELATED PARTY TRANSACTIONS

(a)

During 2002, the Company received a payment of $200,000 from Lucky 1 Enterprises Inc. ("Lucky"), a company related by common management, directors and officers.  This payment represents Lucky's sole contribution towards the software development costs for three on-line card games ("the gaming software").  The Company and Lucky have equal ownership of the gaming software.  The Company's Antiguan subsidiary is the operator of the gaming software and is responsible for the marketing of all the on-line card games.  The Company's Antiguan subsidiary receives 60% of all revenues generated from the operations of the gaming software and Lucky receives the remaining 40%.

(b)

Due from related party

	2003	2002

Lucky 1 Enterprises Inc.	$140,832	$0

(c)

Due to related parties

	2003	2002

Lucky 1 Enterprises Inc.	$0	$26,821
Directors	7,981	75,298

	$7,981	$102,119

The Company shares office premises and office expenses with Lucky.  Prior to August 2001, Lucky charged the Company for its proportionate share of office rent, payroll expenses and other expenses.  Subsequent to August 2001, rent for the office premises is paid by the Company and Lucky is charged for its proportionate share.

Amounts payable to directors are for expenses incurred on behalf of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

9.

RELATED PARTY TRANSACTIONS (Continued)

Related party transactions during the year:

(i)

paid interest income to directors $3,433 (2002 - $842; 2001 - $8,004);

(ii)

paid management fees to a company related by common management and directors $180,000 (2002 - $180,000; 2001 - $180,000);

(iii)

received interest income from Lucky for loans $1,740 (2002 - $4,834; 2001 - $8,311);

(iv)

received rent from Lucky for shared offices $7,090 (2002 - $5,153; 2001 - $0);

(v)

paid rent to Lucky for shared offices $0 (2002 - $0; 2001 - $35,670).

(vii)

reimbursed Lucky $155,796 (2002 - $142,351; 2001 - $115,023) for payroll and benefits;

(viii)

reimbursed Lucky $29,629 (2002 - $31,819; 2001- $30,323) for other office expenses; and

(ix)

interest was charged for funds loaned to the Company by Lucky $1,387 (2002 - $303; 2001 $0).

10.

INCOME TAXES

	2003	2002

Future income tax assets

Non-capital loss carry-forwards for Canadian purposes	$7,041,796	$4,635,558
Excess of unamortized capital cost over net book value of fixed assets	61,661	52,805
Exploration expenditures for Canadian purposes
Unused cumulative Canadian exploration expenses	6,370	6,370
Unused cumulative foreign exploration and development expenses	262,527	262,527

	7,372,354	4,957,260

Tax rate - 38.00% (2002 - 39.62%)	2,801,495	1,964,066
Less: Valuation allowance	(2,801,495)	(1,964,066)

	$0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003 2002 and 2001

10.

INCOME TAXES (Continued)

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

For Canadian income tax purposes, the exploration and development expenses can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $905,088, which can be carried forward indefinitely.

The Company has available approximate non-capital losses which may be carried-forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2004	$119,552
2005	158,221
2006	708,311
2007	1,108,651
2008	1,049,307
2009	1,578,410
2010	2,319,074

$7,041,526

The benefit of these losses has not been recorded in these financial statements.

11.

COMMITMENTS

(a)

Pursuant to agreements entered into with various parties the Company's Antiguan subsidiary Action is required to make the following payments:

(i)

Interactive gaming license

Monthly user fees of $10,000 US each month from May 1, 2003 to October 31, 2004.

(ii)

Financial transaction fees

Minimum monthly fee of $2,000 US for credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions.

(iii)

Net revenue sharing

35% of Action's share of monthly net revenues, after deducting all server and bandwidth costs, all transaction related costs and fees, and all chargebacks to an arm's length on-line casino.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

11.

COMMITMENTS (Continued)

(b)

Lease commitments

The Company has entered into operating leases expiring in 2006, for office space and office equipment.  The minimum rental commitments under operating leases are as follows:

Amount

2004	$47,439
2005	$56,916
2006	$14,229

12.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)

On April 30, 2003 the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  Statement 149 is effective for contracts entered into or modified after June 30, 2003.  The Company believes the adoption of Statement 149 will not have any effect on its consolidated financial position, results of operations or cash flows.

(b)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America ("US GAAP").

Under US GAAP, the accounting treatment would differ as follows:

1.

Exploration costs are expensed as incurred.  As a result, under US GAAP there is greater expense in earlier periods and fewer write-downs in subsequent periods than under Canadian GAAP.

2.

The value of marketable securities is recorded at market value.  The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes unrealized gains and losses on marketable securities available for sale are recorded as a separate item in the stockholders' equity section as other comprehensive income.  For Canadian GAAP gains and losses are only recognized in the income statements when realized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

12.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

	2003	2002	2001

Net loss under Canadian GAAP	$(1,794,751)	$(1,742,362)	$(2,106,871)
Compensation expense related to stock options under US GAAP	0	0	(123,644)

Net loss under US GAAP	(1,794,751)	(1,742,362)	(2,230,515)

Basic and diluted loss per common share under US GAAP	$ (0.05)	$ (0.05)	$ (0.11)

(d)

Effect on interest in mineral properties

	2003	2002	2001

Interest in mineral properties under US GAAP	$0	$1	$1

(e)

Effect on stockholders' equity

	2003	2002	2001

Stockholders' equity (deficiency) under Canadian GAAP	$204,454	$(83,590)	$264,953
Adjustment to capital stock for value of stock options granted under US GAAP	0	0	123,644
Compensation expense related to stock options under US GAAP	0	0	(123,644)
Comprehensive income on available for sale securities recorded at cost for Canadian GAAP and at fair value for US GAAP purposes	5,783	0	0
Other comprehensive income for US GAAP	(5,783)	0	0

	0	0	0

Stockholders' equity (deficiency) under US GAAP	$204,454	$(83,590)	$264,953

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

13.

SUBSEQUENT EVENTS

Subsequent to year-end, the Company entered into non-brokered private placement financing agreements with Lucky, a related company.  The Company has issued 1,250,000 common shares of the Company at $0.32 per share for total proceeds of $400,000 and 2,750,000 common shares of the Company at $0.30 per share for total proceeds of $825,000.

Exhibit 2

YEAR END AND QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

           SCHEDULE A

__X__    SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Las Vegas From Home.com Entertainment Inc.

FOR THE YEAR ENDED:  December 31, 2003

DATE OF REPORT:   April 21, 2003

ISSUER ADDRESS:  6th Floor, 1199 West Hastings Street, Vancouver, BC  V6E 3T5

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-0204

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:  Chairman         CONTACT TEL. NO:

(604) 681-0204

CONTACT EMAIL ADDRESS:  bedo@lvfh.com

WEBSITE ADDRESS:  www.lvfh.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

"BEDO H. KALPAKIAN"

2004/04/21

NAME OF DIRECTOR

SIGN (TYPED)

                 DATE SIGNED (YY/MM/DD)

NEIL SPELLMAN

"NEIL SPELLMAN

2004/04/21

NAME OF DIRECTOR

SIGN (TYPED)

                 DATE SIGNED (YY/MM/DD)

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses (for the twelve month period ended December 31, 2003):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3 of the attached audited consolidated financial statements.

2.

Related party transactions

The Company shares office space with Lucky 1 Enterprises Inc. ("Lucky"), a company related by common management and directors.  Lucky charges the Company for its proportionate share of the employee payroll and other expenses ("Las Vegas obligations").  During the twelve month period ended December 31, 2003, the Company has paid to Lucky the sum of $185,425 for the Las Vegas obligations which are as follows: payroll expenses of $155,796 and other expenses of $29,629.  Subsequent to August 2001, rent for the office premises is paid by the Company and Lucky is charged for its proportionate share which is $7,090 for the twelve month period ended December 31, 2003.

As at December 31, 2003, an amount of $7,981 is payable to a Director of the Company.  This amount of $7,981 represents interest and expenses.

Pursuant to the new Management Services Agreement and during the twelve month period ended December 31, 2003, the aggregate amount of expenditures made to management totaled $180,000 (2002: $180,000) and was paid to Kalpakian Bros. of B.C. Ltd. ("the Manager"), the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

3.

Summary of securities issued (during the year-to-date period):

(a)

(i)

Authorized common shares

100,000,000

	Number of Shares	Amount In Cdn$
Issued and Outstanding:
Beginning of period	38,103,486	12,343,788

Issued during the period:
Private Placements	11,999,970	1,569,996
Incentive Stock Options Exercised	1,929,814	199,785
Balance at December 31, 2003	52,033,270	$14,113,569

(ii)

Authorized preferred shares

    5,000,000

Issued and Outstanding:

    0

(b)

Summary of options granted during the period ended, December 31, 2003:

On September 25, 2003, the Company entered into Incentive Stock Option Agreements whereby 1,025,000 Incentive Stock Options were granted which expire on September 25, 2004.  These Incentive Stock Options had a hold period which expired on January 25, 2004.

On October 10, 2003 and October 28, 2003, the Company entered into Incentive Stock Option Agreements whereby an aggregate of 1,895,349 were granted of which 25,000 expire on October 10, 2004 and 1,870,349 expire on October 28, 2004.  These Incentive Stock Options had hold periods which expired on February 10, 2004 and February 28, 2004 respectivly.

4.

Summary of securities as at the end of the reporting period:  (December 31, 2003)

(a) Authorized share capital:

- common shares

100,000,000

- preferred shares

    5,000,000

(b) Shares issued and outstanding:

- common shares

  52,033,270

- preferred shares

    0

(c) Summary of Incentive Stock Options outstanding:

Agreement Date	Optionees	Number of Incentive Stock Options *	Exercise Price $	Expiry Date

September 10, 1999	Director (1)	25,000	0.36	September 10, 2004

March 23, 2001	Director (1)	25,000	0.15	March 23, 2006

September 25, 2003	Employees (11)	643,000	0.11	September 25, 2004
September 25, 2003	Consultant (1)	250,000	0.11	September 25, 2004
September 25, 2003	Consultant (1)	100,000	0.11	February 5, 2004

October 10, 2003	Employee (1)	25,000	0.11	October 10, 2004

October 28, 2003	Employee (1)	100,000	0.22	October 28, 2004
October 28, 2003	Consultants(4)	600,000	0.22	October 28, 2004
October 28, 2003	Directors (2)	1,170,349	0.22	October 28, 2004
	TOTAL:	2,938,349

* One Incentive Stock Option is required to purchase one common share.

(d)  Summary of warrants outstanding: (December 31, 2003)

Private Placement Agreement Dates	Placees	Number of Warrants*	ExercisePrice $	Expiry Dates

December 7, 2001 – Non Brokered Private Placement	6 investors	955,000 (1)	0.70	Jan 9, 2004

December 7, 2001 – Non Brokered Private Placement	7 investors	733,000 (1)	0.70	Feb 8, 2004
	TOTAL:	1,688,000

* One warrant is required to purchase one common share.

(1)

These warrants have expired subsequent to year end.

(e) Total number of shares subject to escrow or pooling agreements:  Nil.

5.

List of Directors and Officers as of the date the report is signed:

Bedo H. Kalpakian

- Chairman and Director

Jacob H. Kalpakian

- President and Director

Gregory T. McFarlane

- Director

Neil Spellman-

- Director

Jack Aktorosyan

- Director

Penilla Klomp

- Secretary

SCHEDULE C:   MANAGEMENT DISCUSSION AND ANALYSIS

Special Note regarding Forward-Looking Statements

We make certain forward looking-statements in this Year End Report for the twelve month period ended December 31, 2003 (Form 6K) within the meaning of Section 27A of the U.S. Securities Act 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters.  The Private U.S. Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements.  To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements.  When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans,"  "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Interim Financial Statement for the twelve month period ended December 31, 2003 (Form 6K), as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given," or "there is no way to anticipate with certainty," forward-looking statements are being made.  These forward-looking statements speak as of the date of this Interim Financial Statement for the twelve month period ended December 31, 2003 (Form 6K).

The forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements.  These statements are based on our current beliefs as to the outcome projected or implied in the forward-looking statements.  Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate.  The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to in our filings with the U.S. Securities and Exchange Commission including our most recent 2002 Annual Report on Form 20F/Amended.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control.  New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements.  Given these risks and uncertainties, investors should not overly rely or attach undue weight to forward-looking statements as an indication of our actual future results.

(a)

Description of Business

The Company and its Antiguan subsidiary are in the business of developing and marketing software for on-line multi-player interactive card games.  The gaming and entertainment operations are carried by the Company's Antiguan subsidiary, namely Action Poker Gaming Inc. ("Action").  The expected principal revenues of the Company's Antiguan subsidiary will be from the licensing of its software.  Action operates as an internet host of card games and collects a fee and does not participate in the actual card games.

(b)

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.  The Company has developed its new generation Software for on-line multi-player interactive card games.  The Company's Software was built exclusively by the Company.  The Company's new generation Software for on-line multi-player interactive card games is live on-line to the general public under the URL www.tigergaming.com.  The Company is continually enhancing and upgrading the Company's Software.  Furthermore, the Company is developing new games which will be added to the Company's existing Software portfolio.

2003 was a year that the Company made progress in many areas. Despite some challenging times, the Company continued to make significant strides as far as developing and positioning itself as a leading and innovative multiplayer games software provider.

With an eye towards the future, the Company drastically improved its operating infrastructure. The Company's technical team expanded considerably with the addition of several programmers and other specialized staff.  The Company also opened up a fully staffed customer service operation centre as well as implementing major upgrades to its core hardware and operating systems. These upgrades not only allowed for a higher quality product but should prove invaluable to accommodate future growth.

By years end, the Company's software was being licensed to several third party operators. For a list of all operators, please visit www.lvfh.com. Among these operators is "Real Time Gaming" ("RTG"), a leading software developer and provider of casino style games. Through RTG's offshore subsidiary, the Company's software was made available to RTG's 50 plus licensees.

The revenue stream from the RTG licensing relationship should be better realized in the upcoming year when a fully coordinated marketing program currently being developed will take effect. Furthermore, the Company's other licensees enjoyed modest increases in their overall business as the year went on. This is best evidenced in the 367% increase the Company experienced in revenues from the previous year. Industry indications are strong that this growth trend in the Internet gaming sector, in particular for poker and other multiplayer games will continue to enjoy high growth.

General interest in the licensing of the Company's software has increased to a broader range of potential licensees. The Company is currently in the final stage of negotiations with several established and well recognized on-line Gaming operators. The addition of any or all of these operators will have a significant positive impact on the Company's future revenues.

The Company's Antiguan subsidiaries, Endzone Inc. ("Endzone") and Action entered into an agreement dated July 7, 2000, as subsequently amended by various other agreements (collectively, the "Purchase and Support Agreement") with Nasser Towfigh ("Nasser"), Orang Towfigh ("Orang") and Exellon Enterprises Inc. ("Exellon"), a private company controlled by Nasser and Orang, all of West Vancouver, British Columbia, Canada (collectively referred to as "the Endzone Software Developer"), whereby Exellon sold, under certain terms and conditions, to Endzone (Subject to a Source Code Escrow Agreement) a 100% ownership interest in a certain software for multi-player interactive games (the "Endzone Software").   Pursuant to the Purchase and Support Agreement, Endzone has made certain payments to the Endzone Software Developer and has made certain advances to Nasser.   The Endzone Software was at a stage where it could be played for fun money when various disputes arose between the Company and the Endzone Software Developer.  As a result, the development of the Endzone software was halted. On December 31, 2001, the Company wrote down the Endzone Software by $156,724 (2000:  $Nil), and on September 30, 2002, the Company wrote off the remaining $166,023.  On February 12, 2002, the Company brought an Action in the Supreme Court of British Columbia against Nasser for the sum of $25,312.35 in respect to the advances made by the Company to Nasser plus accrued interest.  On March 25, 2002, Nasser filed a Statement of Defence to the Company's Action and Nasser filed a counterclaim against the Company, its Chairman, and its President for damages totalling $307,944.  On July 25, 2003 the parties to these lawsuits settled all their differences by entering into an amicable out of court settlement and as a result these lawsuits were dismissed by consent.

On April 26, 2001, the Company entered into an agreement with Cryptologic Inc. of Toronto, Ontario ("Crypto") in respect to the terms of an arrangement between Crypto and the Company in relation to a

Debenture (the "April 26, 2001 Agreement"), whereby Crypto advanced to the Company the sum of $200,000 for the purposes of marketing the Action Poker Software.  The April 26, 2001 Agreement was subject to certain terms and conditions.  In furtherance to the April 26, 2001 Agreement, the Company's wholly-owned Antiguan subsidiary G.T. Enterprises Inc. ("GT") entered into a Software Supply and Support Agreement on May 14, 2001 with Wagerlogic Limited ("Wagerlogic") a Cyprus Corporation wholly-owned by Crypto and Cryptologic Caribbean Limited ("CCL") an Antiguan Corporation wholly-owned by Crypto (hereinafter collectively referred to as the "Cryptologic Group"). On March 12, 2002 the Company and GT filed an action in the Supreme Court of British Columbia against the Cryptologic Group.  Subsequently, the Company and GT entered into an amicable out-of-court settlement with the Cryptologic group in respect to all outstanding matters between the parties.

The Company is presently not a party to any legal proceeding of any kind.

On March 26, 2002, the Company entered into a Letter of Intent with Inter-Franchise Inc. of Laval, Quebec ("Inter-Franchise"), an arm's length third party, whereby the Company would have acquired, under certain terms and conditions, 100% of the shares of Inter-Franchise.  Subsequently, by mutual consent, the Company and Inter-Franchise agreed not to proceed with the contemplated transactionThe Company entered into a licensing agreement on November 4, 2002 with Lucky 1 Enterprises Inc. ("Lucky"), a related company, for the joint development of certain on-line gaming software consisting of three card games (the "Gaming Software").  The Company has received from Lucky the agreed license fee of $200,000 for the Gaming Software.  The Gaming Software is equally owned by the Company and Lucky.  The Company shall be the operator of the Gaming Software.  The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operations of the Gaming Software.

During 2002 and up until the twelve month period ended December 31, 2003 the Company's wholly-owned Antiguan subsidiary, Action Poker Gaming Inc. ("Action") entered into Licensing and Affiliate Agreements in respect to the Company's Software for on-line multi-player interactive card games with various parties that are at arm's length to the Company.

Effective March 6, 2003, David Horlington of Montreal, Canada resigned from the Board of Directors of the Company for personal reasons.

On May 12, 2003 Jack Aktorosyan of Montreal, Canada joined the Company's Board of Directors.  Mr. Aktorosyan has informed the Company that he will serve out the remainder of his term as a director but, for personal reasons, will not stand for re-election as a director of the Company at the Company's forthcoming Annual General Meeting on May 31, 2004.

During the year, the Company's Antiguan subsidiary, Action, entered into a Net Revenue Sharing Agreement with Atlantis Casino On-Line N.V. ("Atlantis") whereby Action acquired the ownership and operatorship of www.atlantisworldpoker.com and Atlantis acquired 35% of Action's share of Net Revenues after deducting all server and bandwidth costs and fees, and all transaction related fees, costs, expenses and charge-backs for a purchase price of U.S. $1,000,000 (the "Net Revenue Sharing Agreement").  Pursuant to the Net Revenue Sharing Agreement, Action has paid Atlantis the sum of U.S. $65,200 for the period ending March 31, 2004.

At the Company's Annual General Meeting of its Members, which was held on June 30, 2003 at the Company's offices in Vancouver, British Columbia, the shareholders of the Company passed a resolution to fix the number of Directors at 5, elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, Neil Spellman, and Jack Aktorosyan as Directors of the Company, appointed Smythe Ratcliffe, Chartered Accountants, as the Company's Auditors for the ensuing year and authorized the Directors of the Company to fix the remuneration of the Company's Auditors and, approved the Company's 2003 Stock Option Plan.

During the twelve month period ended December 31, 2003, the Company incurred a net loss of $1,794,751 ($0.04 per share), which includes a non-cash expense item of $314,433 for stock options granted to Directors, Employees and Consultants, as compared to a net loss of $1,742,362 ($0.05 per share), which does not include a non-cash expense item for stock options granted to Directors, Employees and Consultants, for the same period in the previous year.  Operating expenses during the twelve month period amounted to $3,184,112 as compared to $ 2,293,618 in the same period for the year 2002.  The increase in the Company's operating expenses is due to the Company increasing its work force considerably and establishing an office for its Antiguan subsidiary, Action, in Kahnawake, Quebec.  The operating expenses consist primarily of salaries and benefits, rent, advertising and promotion, consulting and professional fees, management fees, and, legal, accounting and audit fees.  Salaries and benefits costs during the twelve month period ended December 31, 2003 were $1,130,199 as compared to $828,290 for the same period in the previous year. During the twelve month period ended December 31, 2003, the Company and its Antiguan subsidiary, Action, recorded revenues of $1,380,427 (2002: $375,608).  Furthermore, during the twelve month period ended December 31, 2003, the Company dissolved, with the exception of Action Poker Gaming Inc., all of its wholly owned subsidiaries, namely, Endzone Inc., G.T. Enterprises Inc., Touchdown Inc., and Azat Investment LLC.

Investor Relations

The Company had a Communications and Investor Relations Agreement dated November 15, 2001 (the "Agreement") with Renmark Financial Communications of Montreal, Quebec ("Renmark") which was terminated as of November 15, 2002.  Renmark was paid a monthly fee of $7,500.

During the twelve month period ended December 31, 2003, there were no investor relations contracts undertaken by the Company.  However, the Company's management is engaged in an ongoing internal promotion of the Company's daily activities and developments.

Liquidity and Solvency

The Company has financed its operations mainly through private placements. The proceeds from the private placements were applied towards software development costs, continued enhancement of the Company's software and general working capital.

On January 10 and on February 11, 2002, the Company completed the first and second tranche of the non-brokered Private Placement Financing which was announced on December 7 and 21, 2001.  The Company issued a total of 1,688,000 units at $0.20 per unit for total proceeds of $337,600.  Each unit consisted of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at the price of $0.35 per common share in the first year (which has expired) and at $0.70 per common share in the second year, which has also expired.  The Private Placement Financing shares which have been issued were subject to a hold period expiring May 9 and June 8, 2002 respectively. The funds received from this financing were expended towards software development and general working capital.

On February 1, 2002, the Company entered into agreements with two arm's length third parties to issue convertible debentures, upon certain terms and conditions, for Principal amounts totalling $110,000 bearing compounded interest at the rate of 10% per annum payable quarterly.  The convertible debentures were supposed to become due and payable on February 1 and 4, 2003.  However, the convertible debentures were never issued as the agreements were terminated by mutual consent on April 17, 2002.

On April 16 and 30, 2002, the Company closed the first and second tranche of the non-brokered Private Placement Financing which was announced on March 25 and 28, 2002.  The Company issued a total of 7,350,000 common shares in the capital of the Company at a price of $0.10 per common share, for total proceeds of $735,000.  The Private Placement Financing shares which have been issued were subject to a hold period expiring August 12 and 30, 2002 respectively.  The funds received from this financing have been expended towards software development and towards general working capital.

On June 24, 2002, the Company closed the non-brokered Private Placement Financing which was announced on April 2, 2002.  The non-brokered Private Placement Financing was changed from the originally proposed $300,000 convertible debenture into a Private Placement Subscription for $300,000.  Pursuant to this non-brokered Private Placement the Company issued a total of 3,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $300,000.  The Private Placement Financing shares which have been issued were subject to a hold period expiring on October 20, 2002.  In connection with this non-brokered Private Placement Financing, the Company paid a Finder's Fee in the amount of $30,000 to an arm's length third party.  The proceeds from this non-brokered Private Placement have been expended towards software development and general working capital.

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. ("Lucky"), a related company, whereby Lucky acquired 2,500,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $250,000.  This transaction received the final approval of the TSX Venture Exchange on May 12, 2003.  The 2,500,000 common shares in the capital of the Company which have been issued to Lucky had a hold period which expired on September 13, 2003.

On September 8, 2003 the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. ("Lucky"), a related company, whereby Lucky acquired 1,000,000 common shares in the capital of the Company at a purchase price of $0.10 per common share for total proceeds of $100,000.  This transaction received the final approval of the TSX Venture Exchange on September 15, 2003.  The 1,000,000 common shares in the capital of the Company which have been issued to Lucky had a hold period which expired on January 15, 2004.

On September 19, 2003 the Company announced a Non-Brokered Private Placement Financing of up to 5,500,000 common shares in the capital of the Company at the price of Cdn $0.14 per common share for total proceeds of up to $770,000.  On October 8, 2003, the Company announced that further to the Company's news release of September 19, 2003, the Company closed the first tranche of the Non-Brokered Private Placement Financing.  In respect to the closing of this first tranche, the Placees included Lucky 1 Enterprises Inc, a related company, and three individuals.  The Company issued 4,060,000 common shares in the capital of the Company at the price of Cdn $0.14 per common share for total proceeds of $568,400.  These shares which have been issued were subject to a hold period which expired on February 3, 2004.  In respect to this transaction, the Company received TSX Venture Exchange acceptance on October 3, 2003.

The Company closed the second and final tranche of the Private Placement Financing which was announced on September 19, 2003 through the issuance of 1,439,970 common shares in the capital of the Company to certain placees at the purchase price of $0.14 per common share for total proceeds of $201,595.80. These shares which have been issued had a hold period which expired on February 29, 2004.  In respect to this transaction the Company received TSX Venture Exchange acceptance on October 31, 2003.

On September 23, 2003, the Company announced a Non-Brokered Private Placement Financing of 3,000,000 common shares in the capital of the Company at the price of $0.15 per common share for total proceeds of $450,000.  The Company received TSX Venture Exchange acceptance of this transaction on October 21, 2003.  On October 27, 2003 the Company announced that further to the Company's news release of September 23, 2003 the Company closed the Private Placement Financing by issuing to the placee the 3,000,000 common shares in the capital of the Company with a hold period which expired on February 21, 2004.

On November 18, 2003 the TSX Venture Exchange accepted for filing the Company's 2003 Stock Option Plan.

During the twelve month period ended December 31, 2003, no share purchase warrants were exercised however an aggregate of 1,929,814 incentive stock options at prices ranging between $0.10 & $0.11 per common share were exercised for total proceeds to the Company of $199,785.

As at December 31, 2003, the Company had a working capital deficit of $154,730 as compared to a working capital deficit of $312,469 in the same period of 2002.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and debt financings in order to conduct its operations without any interruptions, it is the Company's intention to pursue these methods for future funding.

Subsequent events

Subsequent to December 31, 2003, a total of 442,000 Incentive Stock Options were exercised at prices ranging between $0.11 and $0.22 per common share.  2,795,000 Incentive Stock Options were granted at prices ranging between $0.18 and $0.21 per common share.  One Incentive Stock Option is required to purchase one common share in the capital of the Company.

On April 1, 2004, the Company's Antiguan subsidiary, Action, entered into a Purchase/Sale Agreement for the termination of the Net Revenue Sharing Agreement with Atlantis Casino On-Line N.V. ("Atlantis") for a Purchase and Termination Price of U.S. $1,000,000.

The Company entered into non-brokered private placement financing agreements with Lucky 1 Enterprises Inc., ("Lucky"), a related company.  The Company has issued to Lucky 1,250,000 common shares of the Company at $0.32 per share for total proceeds of $400,000 and 2,750,000 common shares of the Company at $0.30 per share for total proceeds of $825,000.  These shares are restricted from trading until June 20, 2004.

Exhibit 3

I.

2003 PRESIDENT'S REPORT TO SHAREHOLDERS

Dear Shareholders,

2003 was a year that the Company made progress in many areas. Despite some challenging times, the Company continued to make significant strides as far as developing and positioning itself as a leading and innovative multiplayer games software provider.

With an eye towards the future, the Company drastically improved its operating infrastructure. The Company's technical team expanded considerably with the addition of several programmers and other specialized staff.  The Company also opened up a fully staffed customer service operation centre as well as implementing major upgrades to its core hardware and operating systems. These upgrades not only allowed for a higher quality product but should prove invaluable to accommodate future growth.

By years end, the Company's software was being licensed to several third party operators. For a list of all operators, please visit www.lvfh.com. Among these operators is "Real Time Gaming" ("RTG"), a leading software developer and provider of casino style games. Through RTG's offshore subsidiary, the Company's software was made available to RTG's 50 plus licensees.

The revenue stream from the RTG licensing relationship should be better realized in the upcoming year when a fully coordinated marketing program currently being developed will take effect. Furthermore, the Company's other licensees enjoyed modest increases in their overall business as the year went on. This is best evidenced in the 367% increase the Company experienced in revenues from the previous year. Industry indications are strong that this growth trend in the Internet gaming sector, in particular for poker and other multiplayer games will continue to enjoy high growth.

General interest in the licensing of the Company's software has increased to a broader range of potential licensees. At press time, the Company is in the final stage of negotiations with several established and well recognized on-line Gaming operators. The addition of any or all of these operators will have a significant positive impact on the Company's future revenues.

I would like to take this opportunity to thank you for your interest and confidence in the Company. Needless to say, with such continued support, the lengthy and difficult task of building company fundamentals can continue. While there is still much to be accomplished, our strong foundation has all of us in the Company very excited about the future.

On behalf of the Board of Directors of

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

"Jacob H. Kalpakian"

Jacob H. Kalpakian

President

April 21, 2004

Exhibit 4

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Las Vegas From Home.com Entertainment Inc. (hereinafter called the "Company") will be held on Monday, May 31, 2004 at #600 – 1199 West Hastings Street, Vancouver, British Columbia, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2003 and the Auditor's Report thereon;

2.

To fix the number of Directors for the ensuing year at four;

3.

To elect Directors for the ensuing year;

4.

To re-appoint Smythe Ratcliffe, Chartered Accountants, as the Company's Auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor;

5.

To consider and, if thought fit, to approve an ordinary resolution adopting the Company's 2004 Stock Option Plan, as more particularly described under the heading "Special Business" in the accompanying Information Circular;

6.

To consider and, if thought fit, to approve an ordinary resolution of disinterested shareholders authorizing the amendments to existing and future stock options as more particularly described under the heading "Special Business" in the accompanying Information Circular;

7.

To transact such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and Proxy with notes to Proxy.

Take notice that pursuant to section 111 of the British Columbia Company Act ("Act") and section 4(2) of the Company Act Regulations, there are no qualifications for directors provided by the Company's Articles or by the Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director.  The Act provides in s.114(1) that no person is qualified to become a director who is:  under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the Criminal Records Act (Canada); or a person whose registration in any capacity has been cancelled under the Securities Act by either the B.C. Securities Commission or the executive director, or under the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

Shareholders unable to attend the Annual General Meeting in person should read the notes accompanying the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time and to the location set out in the said notes to the Proxy.

The enclosed Proxy is solicited by Management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 12th day of April, 2004.

BY ORDER OF THE BOARD,

"Jacob H. Kalpakian"

_____________________

Jacob H. Kalpakian,

President and C.E.O.

Exhibit 5

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

#600 – 1199 WEST HASTINGS STREET

VANCOUVER, BRITISH COLUMBIA

CANADA   V6E 3T5

INFORMATION CIRCULAR

(as at April 12, 2004 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Las Vegas From Home.com Entertainment Inc. (the "Company") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Monday, May, 31, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.  While it is expected the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying Proxy are directors of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY OR BY COMPLETING ANOTHER PROXY.  The Proxy will not be valid unless it is deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays and holidays) before the holding of the said Meeting or with the Chairman of the Meeting at anytime prior to the vote in which it is to be exercised.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at P.O. Box 10068, Pacific Centre, #1600 - 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

EXERCISE OF DISCRETION

The persons named in the enclosed Proxy will, if the instructions are certain, vote the shares represented thereby on any poll, and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted in accordance with the specification so made.  ON A POLL, THEY WILL VOTE SUCH SHARES FOR THE APPROVAL OF EACH MATTER FOR WHICH NO SPECIFICATION HAS BEEN MADE.

The enclosed Proxy confers discretionary authority upon the person appointed under the Proxy with respect to amendments or variations of matters identified in the Notice of Annual Meeting, and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at April 12, 2004, the record date for the Meeting, the Company had outstanding 56,450,770 common shares, each share carrying the right to one vote.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at April 12, 2004.

Only shareholders of record at the close of business on April 12, 2004 will be entitled to receive the Notice of Annual General Meeting and only shareholders of record at the close of business on April 12, 2004 will be entitled to vote or have their shares voted at the Meeting.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ending December 31, 2003 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting.  The Financial Statements, together with the Auditors' Report thereon and Directors' Report to Members, are being mailed to the shareholders of record with this Information Circular.  Copies of the Financial Statements, together with the Directors' Report to Members, Notice of Meeting, Information Circular and Proxy will be available from the Company's Registrar and Transfer Agent.

EXECUTIVE COMPENSATION

The following is a discussion of the compensation paid to each of the individuals who were, as at December 31, 2003, the most recently completed fiscal year of the Company, the Company's Chief Executive Officer and the Company's other four most highly compensated executive officers whose individual total compensation exceeded $100,000 for the most recently completed fiscal year (the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer except for not serving as such as at the Company's most recently completed fiscal year end.

During each of the fiscal years ended December 31, 2003, 2002 and 2001, the Company had two Named Executive Officers; Jacob H. Kalpakian, C.E.O., President and a director of the Company and Bedo H. Kalpakian, Chairman and a director of the Company.

Definitions:  for the purpose of this Information Circular.

"Equity security" means securities of the Company that carry a residual right to participate in earnings of the Company and, upon liquidation or winding up of the Company, its assets.

"Option" means all options, share purchase warrants and rights granted by the Company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment.

"LTIP" means long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

"SAR" means a stock appreciation right, which is a right, granted by the Company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary of Compensation

The following table is a summary of compensation paid to the two Named Executive Officers for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary	Bonus	Other Annual Compensation	SecuritiesUnder Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Bedo H. Kalpakian, Chairman (1)	2003 2002 2001	$90,000 $90,000 $90,000	N/A N/A N/A	N/A N/A N/A	535,174 485,953 66,225	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Jacob H. Kalpakian, President (1)	2003 2002 2001	$90,000 $90,000 $90,000	N/A N/A N/A	Use of Company's leased motor vehicle & other automobile taxable benefits totaling $11,966 (2)	635,175 485,954 66,225	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)

Bedo H. Kalpakian and Jacob H. Kalpakian are paid indirectly through Kalpakian Bros. of B.C. Ltd. pursuant to a Management Agreement.  Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" and "Management Contracts" for further particulars.

(2)

The Company has a four-year lease relating to a motor vehicle.  Jacob H. Kalpakian is entitled to the use of the Company's leased motor vehicle effective April 6, 2001.  The total standby charge and operating costs paid by the Company on behalf of Jacob H. Kalpakian for the year 2003 was $11,966.

Long term Incentive Plans - Awards In Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the two Named Executive Officers during the most recently completed fiscal year.

Options/SARS Granted During The Most Recently Completed Fiscal Year

During the Company's most recently completed fiscal year, the following incentive stock options were granted to the two Named Executive Officers.  No SAR's (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	% of Total Options Granted to Employees in Fiscal Year	Market Value * of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Bedo H. Kalpakian	Oct 28/03	535,174	$0.22	18.0%	$0.29	Oct 28/04
Jacob H. Kalpakian	Oct 28/03	635,175	$0.22	22.0%	$0.29	Oct 28/04

*

Closing price of the Company's shares on the TSX Venture Exchange on the date of grant.

Aggregated Option/SAR Exercised During the Most Recently

Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets out the fiscal year end value of stock options held by the two Named Executive Officers.  During this period, the two Named Executive Officers exercised an aggregate of 746,440 incentive stock options.  No SAR's were held or exercised by the two Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (2) Exercisable/ Unexercisable ($)
Bedo H. Kalpakian	373,220	$31,525	535,174/ NIL	$ 88,304 / NIL
Jacob H. Kalpakian	373,220	$22,224	635,175/ NIL	$104,804 / NIL

(1)

Aggregate Value Realized is the closing market price (between $0.14 and $0.28 per share) on day exercised less the exercise price times the number of options exercised.

(2)

In-the-Money options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the options, being the aggregate of the difference between the market value of the securities at fiscal year-end and the exercise price.  The closing price of the Company's shares on December 31, 2003 (i.e., fiscal year-end) was $0.385 per share and these options were in the money.

Termination of Employment, Change in Responsibilities

and Employment Contracts

The two Named Executive Officers received indirectly the sum of $7,500 per month each pursuant to a Management Agreement between the Company and Kalpakian Bros. of B.C. Ltd. dated February 1, 2000 (the "Management Agreement").   The Management Agreement may be wholly terminated by either party on six months' written notice.  Reference is made to the section entitled "Management Contracts" below.

Compensation of Directors

Compensation for the two Named Executive Officers has already been disclosed above.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

During the Company's most recently completed fiscal year, no incentive stock options were granted to the Company's directors, other than the two Named Executive Officers:

MANAGEMENT CONTRACTS

During the most recently completed financial year, Kalpakian Bros. of B.C. Ltd. was paid $180,000. The principals are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers, of #1207-5775 Toronto Road, Vancouver, BC V6T 1X4 and 4269 West 29th Avenue, Vancouver, BC V6S 1V7 respectively.  Pursuant to a Management Agreement dated February 1, 2000, the remuneration payable to Kalpakian Bros. of B.C. Ltd. is $15,000 per month plus GST plus reimbursement of all traveling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. in connection with performing its services. The Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on six months' written notice. Neither Kalpakian Bros. of B.C. Ltd. nor any associate or affiliate of Kalpakian Bros. of B.C. Ltd. has (i) been indebted to the Company since the commencement of the latest completed fiscal year; or (ii) entered into any transaction or arrangement with the Company since the commencement of the last completed year, except as disclosed herein.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the latest completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as disclosed herein.

Since the commencement of the latest completed fiscal year, the Company's Board of Directors formed, on March 1, 2003, an Independent Committee of Directors (the "Independent Committee") to make decisions with respect to the acceptance of investments made by Lucky 1 Enterprises Inc. ("Lucky"), a company related by common management and directors, into Las Vegas From Home.com Entertainment Inc. ("LVFH" or the "Company").

The Independent Committee accepted non-brokered private placement financing agreements, which were approved by the TSX Venture Exchange, dated March 11, 2003, September 8, 2003 and September 19, 2003 whereby the Company has issued to Lucky 2,500,000 common shares at a price of $0.10 per share, 1,000,000 common shares at a price of $0.10 per share and 3,000,000 common shares at a price of $0.14 per share respectively.  Total proceeds to the Company amounted to $770,000.

Subsequent to year-end, the Company entered into non-brokered private placement financing agreements with Lucky whereby the Company has issued to Lucky 1,250,000 common shares of the Company at $0.32 per share for total proceeds of $400,000 and 2,750,000 common shares of the Company at $0.30 per share for total proceeds of $825,000.

As of the date herein, Bedo H. Kalpakian and/or Jacob H. Kalpakian are deemed to have control and direction over a total of 4,000,000 common shares of the Company which are owned by Lucky.

Reference is also made to the sections entitled "Management Contracts" and "Executive Compensation".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting except as disclosed herein.  In particular, reference is made to "Special Business – Approval of Stock Option Plan and Amendments to Stock Options".

For the purpose of this paragraph "person" includes each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution fixing the number of directors of the Company at four for the ensuing year.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the Shareholders or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the four nominees listed herein.   The names of further nominees may come from the floor at the Meeting.  Mr. Jack Aktorosyan has advised the Company that he shall serve out his current term as a director of the Company but, for personal reasons, shall not seek re-nomination.  The Company has received no nominations for directors from shareholders holding in the aggregate not less than 10% of the shares having the right to vote at the Meeting, as set out in the Advance Notice of Meeting, published in the Province Newspaper on March 15, 2004 in Vancouver, BC.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.

"THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK"

The nominees for the office of directors and information concerning them as furnished by the individual nominees are as follows:

Name, position with the Company and Municipality of Residence (1) (2)	Principal Occupation for the past five years	Date Served as Director Since	Common Shares Held (3)

Bedo H. Kalpakian* Chairman, C.F.O and Director Vancouver, BC	Chairman and C.F.O. of the Company; President of Lucky 1 Enterprises Inc.	September 9, 1987	127,710 direct 4,494,633 indirect(4)

Jacob H. Kalpakian C.E.O., President and Director Vancouver, BC	President & C.E.O. of the Company; Vice- President of Lucky 1 Enterprises Inc.	January 2, 1991	573,577 direct 4,494,633 indirect(4) 41,469 indirect(5)

Neil Spellman* Director Carlsbad, California	Feb 2001 – present: Sr. Vice President of DB Financial Management, Inc. March 1982 – Feb 2001: Vice President and Financial Consultant, Salomon, Smith, Barney, Inc.	July 12, 2002	415,000 direct

Gregory Todd McFarlane* Director Las Vegas, Nevada

Sept 2001 to present  - Freelance advertising copywriter, Las Vegas, NV, USA

May 2000 to Aug  2001-Advertising Copywriter with DRGM Advertising and Public Relations in Las Vegas, NV, USA

June 1999 to Apr  2000 - Race & Sports Book Writer with Bally's Hotel & Casino, Las Vegas, NV, USA

March 1998 to March 1999 – Disk Jockey with Lotus Broadcasting, Las Vegas, NV, USA

May 1997 to Feb 1998 -  Disk Jockey with Clear Channel Broadcasting, Las Vegas, NV, USA

		October 1, 1992	513 direct

*    Members of the Company's Audit Committee.  The Company does not have an executive committee.

(1)

All Directors were elected at the last Annual General Meeting. Unless otherwise stated above, all nominees have held the principal occupation or employment indicated for the past five years.

(2)

For the purposes of disclosing positions held in the Company, "Company" shall include the Company and a parent or subsidiary thereof.

(3)

Common shares beneficially owned by directors (directly or indirectly or over which control or direction is exercised) is based on information furnished to the Company by the nominees.

(4)

Of these shares, 233,864 are held by Pacific Missouri Holdings Inc. and 260,769 common shares are held by Kalpakian Bros. of B.C. Ltd., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 4,000,000 common shares are held by Lucky 1 Enterprises Inc., a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian are both insiders.

(5)

Of these shares, 15,500 are held by the director's sister, 25,500 are held by the director's mother and 469 are held by the director's aunt.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Gregory T. McFarlane, a director of the Company, has an outstanding interest free loan payable for $2,000.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of Smythe Ratcliffe, Chartered Accountants of 7th floor, Marine Building, 355 Burrard Street, Vancouver, B.C. V6C 2G8 as the Auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors.  Smythe Ratcliffe was initially appointed as Auditor of the Company on April 10, 2003.

SPECIAL BUSINESS

APPROVAL OF STOCK OPTION PLAN

General approval of shareholders is sought for an ordinary resolution to confirm, ratify and approve the Company's 2004 Stock Option Plan (the "Plan") which was approved by the Board of Directors by resolution passed on April 12, 2004, subject to the approval of the Company's shareholders and the approval of the TSX Venture Exchange (the "TSX-V") and subject to such amendments as may be required by the TSX-V and/or the shareholders of the Company.  Approval for the Plan must be given by a majority of the votes cast at the meeting.  A copy of the Plan is available for inspection during normal business hours at the Company's head office, Suite 600 - 1199 West Hastings Street, Vancouver, BC V6E 3T5 during the period from the mailing of this Information Circular through the date of the Meeting. A copy of the Plan will also be available for inspection at the Meeting.

The Company is a Tier 2 issuer under the policies of the TSX-V. A Tier 2 issuer is permitted by the TSX-V to have a stock option plan reserving up to 20% of its issued and outstanding shares, with vesting provisions, for issuance under a stock option plan.

Summary of Material Terms

1.

Number of Common Shares Reserved for Issuance under the Plan

The Board of Directors proposes to reserve an aggregate of 11,290,154 Common Shares for issuance under the Plan and any stock options previously granted outside of the Plan.  This number equals 20% of the Company's issued and outstanding Common Shares as of the date hereof.

The number of Common Shares currently issued and outstanding is 56,450,770.  The number of Common Shares reserved for issuance under currently outstanding stock options totals 5,465,849.  It is the intention of the Board to grant any future stock options under the Plan. If any option (whether granted under such Plan or not) expires or otherwise terminates, in whole or in part, without having been exercised in full, the Common Shares not purchased under such option shall revert to and become available for issuance under the Plan.

2.

Certain Defined Terms

Each of the following defined terms used in the Plan has the meaning assigned thereto in the policies of the TSX-V: "Consultant", "Employee", "Investor Relations Activities", "Management Company Employee" and "Market Price". "Insider" has the meaning assigned thereto in the Securities Act (British Columbia).

3.

Purposes of the Plan and Eligibility

The purpose of the Plan is to advance the interests of the Company by providing eligible persons with additional incentive; encouraging stock ownership of eligible persons; increasing the proprietary interest of eligible persons in the success of the Company; encouraging eligible persons to remain with the Company or its subsidiaries; and attracting new employees, directors and officers.

Directors, Senior Officers, Consultants, Employees, and Management Company Employees of the Company and its subsidiaries are eligible to participate in the Plan.

While the Board, or any Committee to which administration of the Plan may be delegated, may, at its discretion, decide which terms to include in any option agreement on a case-by-case basis and there is no obligation on the Board or such Committee, if any, to use an identical form of option agreement or stipulate identical terms for each category of optionee or otherwise, the Plan imposes certain restrictions as set out below.

(a)

The aggregate number of Common Shares that may be reserved for issuance pursuant to an option or options granted to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding Common Shares, calculated at the date any such option is granted.

(b)

The aggregate number of Common Shares underlying any option or options granted to any Consultant in any 12-month period shall not exceed 2% of the issued and outstanding Common Shares, calculated at the date any such option is granted.

(c)

The aggregate number of Common Shares underlying any option or options granted to persons engaged to perform Investor Relations Activities in any 12-month period shall not exceed 2% of the issued and outstanding Common Shares, calculated at the date any such option is granted.

(d)

The aggregate number of Common Shares that may be reserved for issuance to Insiders may not exceed 10% of the issued and outstanding Common Shares calculated on the date such option is granted.

(e)

The aggregate number of Common Shares which may be issued and the maximum number of Options that may be granted to Insiders in any 12 month period may not exceed 10% of the issued and outstanding shares calculated at the time of issuance or grant.

4.

Vesting Requirements

All options granted under the Plan shall vest in stages over 18 months with no more than 25% of the option vesting immediately and the balance vesting in equal installments every 6 months thereafter.

Notwithstanding the above, in the event a take-over bid as defined in the Securities Act (British Columbia) but excluding an exempt take-over bid pursuant to section 98 of that Act is made, the Board of Directors shall have the power and authority to pass a resolution deeming options that have not vested at the time to have vested, so as to enable optionees to exercise their respective options to the fullest extent possible and to tender all shares thereunder to such take-over bid.

5.

Termination or Expiry of Options

The Plan stipulates that options may be granted under the Plan with a maximum term of five years. Except as otherwise determined by the Board options granted to an optionee who is a director, senior officer, Employee, Consultant or Management Company Employee must expire within 90 days after the optionee ceases to fall within at least one of those categories and options granted to an optionee who is engaged in Investor Relations Activities must expire within 30 days after the optionee ceases to be engaged to provide Investor Relations Activities. Termination for cause shall result in expiry of the affected option effective immediately upon such termination.

In the event of an optionee's death, the deceased's option may be exercised by his or her heirs or administrators within one year after the date of death (to the extent that the optionee was entitled to exercise such option as of the date of death).

6.

Other Material Terms

The exercise price for any Option shall be fixed by the Board. The Plan stipulates that the minimum exercise price may be at a discount of 25% to the closing market price of the Company's common shares on the day preceding the grant of the option but not less than $0.10 per common share.

All options granted and any Common Shares issuable upon exercise thereof shall be subject to any resale restrictions under applicable securities laws and policies of the TSX-V.

All options are non-assignable and non-transferable (subject to the options being exercisable by the optionee's heirs or administrators in the event of the optionee's death).

The Board of Directors may at any time, and from time to time, amend the Plan. However, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary for the Plan to satisfy any TSX-V or other stock exchange listing requirements. The Board shall not make any changes to any existing option agreements that are adverse to the optionee unless such optionee first consents in writing to any such changes. The Plan stipulates that disinterested shareholder approval will be obtained for any reduction in the exercise price if the optionee is an Insider of the Company at the time of the proposed reduction. If any change is made in the Common Shares subject to the Plan, or subject to any option (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the type(s) and maximum number of securities subject to the Plan and the maximum number of securities subject to award to any person, and the outstanding options will be appropriately adjusted in the type(s) and number of securities and price per share of shares subject to such outstanding options.

Shareholder Approval

Management requests that the shareholders consider and, if deemed appropriate, pass an ordinary resolution as follows:

"BE IT RESOLVED THAT:

1.

the Company's 2004 Stock Option Plan dated April 12, 2004, (hereinafter referred to as the "2004 Stock Option Plan") be and it is hereby confirmed, ratified and approved; and

2.

incentive stock options previously granted to directors, officers, employees, management company employees and consultants of the Company be ratified, approved and confirmed; and

3.

the directors be authorized to make any amendments to the 2004 Stock Option Plan as may be necessary in order to obtain TSX-V acceptance for filing of the 2004 Stock Option Plan without further approval of the shareholders of the Company."

AMENDMENTS TO STOCK OPTIONS

The Company's 2004 Stock Option Plan and the policies of the TSX-V require that if an amendment is made to a stock option granted under the Plan which reduces the option exercise price of an option held by an Insider, the amendment will only be effective after approval of disinterested shareholders is received at a general meeting of the shareholders of the Company. There may also be other situations where the policies of the TSX-V may require disinterested shareholder approval for an amendment to a stock option. "Disinterested shareholders" means all of the shareholders of the Company except Insiders of the Company who are eligible to receive stock options under the Plan and associates of those Insiders. In order to avoid the time and expense of calling an extraordinary general meeting of shareholders to obtain approval for any such amendments prior to the next annual general meeting of shareholders, management is recommending that disinterested shareholders pass the following resolution:

"BE IT RESOLVED THAT:

1.

the directors be authorized to amend incentive stock options held by Insiders of the Company until the next Annual General Meeting of the Company where such amendment results in the decrease in the exercise price of stock options previously granted to Insiders or in any other case where the policies of the TSX-V require prior shareholder approval to such amendment; and

2.

no further shareholder approval will be required prior to exercising any such amended options."

In order for the resolution to pass, it must receive the approval of fifty percent (50%) plus one vote of votes cast in person or by proxy at the Meeting by disinterested shareholders. To management's knowledge 5,684,902 common shares will be excluded from voting on the resolution.

OTHER BUSINESS

Management is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By order of the Board,

"Jacob H. Kalpakian"

____________________

Jacob H. Kalpakian,

President & C.E.O.

April 12, 2004

REGISTERED AND NON-REGISTERED SHAREHOLDERS

In accordance with National Instrument 54-101 (the "Instrument") and pursuant to the British Columbia Securities Act and Rules and the Alberta Securities Act and Rules:

(a)

A registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters.  Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; and

(b)

Non-registered shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

TO:

Las Vegas From Home.com Entertainment Inc. (the "Company")

As an owner of shares of the Company, I request that my name and address be placed on your supplemental mailing list to receive interim financial statements.

DATE:

_______________________________________________

NAME OF SHAREHOLDER:

_______________________________________________

Please Print Name

ADDRESS:

_______________________________________________

_______________________________________________

_______________________________________________

SIGNATURE:

_______________________________________________

I certify that I am a registered shareholder

SIGNATURE:

_______________________________________________

I certify that I am a non-registered shareholder

NOTE:

PLEASE RETURN THIS DOCUMENT ALONG WITH YOUR PROXY IN THE ATTACHED ENVELOPE.  AS THE SUPPLEMENTAL LIST WILL BE UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.